                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X|

The following are included in this Report on Form 6-K:

1. Audited financial statements for fiscal year ended December 31, 2006.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: March 29, 2007                                    By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on
Form F-3, of our report dated January 30, 2007, relating to the financial statements of Metalink Ltd. for the year ended December 31, 2006 appearing in the Report on Form 6-K of Metalink Ltd. filed on March 29, 2007.

By: /s/ Brightman Almagor & Co.
-----------------------------------
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 29, 2007

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2006

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2006

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                     F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005                F-3

Consolidated Statements of Operations
   for the years ended December 31, 2006, 2005 and 2004                     F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2006, 2005 and 2004                  F-5 - F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2006, 2005 and 2004                  F-7 - F-8

Notes to Consolidated Financial Statements                               F-9 - F-27

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink Ltd.
("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S.
generally accepted accounting principles.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
January 30, 2007

                                     F - 2

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                   2 0 0 6          2 0 0 5
                                                                  ---------        ---------
                                                                       (IN THOUSANDS)
                                                                  --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $   4,775        $   7,134
  Short-term investments (Note 3)                                    18,317           20,142
  Trade accounts receivable                                           2,025            2,880
  Other receivables (Note 10)                                           422            1,498
  Prepaid expenses                                                      584              695
  Inventories (Note 4)                                                3,171            4,250
                                                                  ---------        ---------
     Total current assets                                            29,294           36,599
                                                                  ---------        ---------

LONG-TERM INVESTMENTS (Note 3)                                        5,520           10,589
                                                                  ---------        ---------

SEVERANCE PAY FUND (Note 6)                                           1,955            1,802
                                                                  ---------        ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                  3,517            3,863
                                                                  =========        =========
     Total assets                                                 $  40,286        $  52,853
                                                                  =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                          $   2,280        $   1,639
  Other payables and accrued expenses (Note 10)                       4,058            3,862
                                                                  ---------        ---------
     Total current liabilities                                        6,338            5,501
                                                                  ---------        ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                        3,065            2,747
                                                                  ---------        ---------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    20,653,826 and 20,358,373 shares as of
    December 31, 2006 and 2005, respectively)                           614              607
  Additional paid-in capital                                        133,119          130,810
  Deferred stock-based compensation                                       -               (6)
  Accumulated other comprehensive loss                                  (52)            (228)
  Accumulated deficit                                               (92,913)         (76,693)
                                                                  ---------        ---------
                                                                     40,768           54,490
                                                                  ---------        ---------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2006 and 2005                                       (9,885)          (9,885)
                                                                  ---------        ---------
  Total shareholders' equity                                         30,883           44,605
                                                                  =========        =========
       Total liabilities and shareholders' equity                 $  40,286        $  52,853
                                                                  =========        =========

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                      2 0 0 6             2 0 0 5              2 0 0 4
                                                                    ------------        ------------        ------------
                                                                        (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                    ----------------------------------------------------

Revenues (Note 11)                                                  $     14,476        $     14,529        $     22,112
                                                                    ------------        ------------        ------------
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash compensation of $0,
    $0 and $36, respectively)                                              7,071               6,938              11,637
  Royalties to the Government of Israel (Note 7)                             436                 392                 648
                                                                    ------------        ------------        ------------
      Total cost of revenues                                               7,507               7,330              12,285
                                                                    ============        ============        ============

   GROSS PROFIT                                                            6,969               7,199               9,827

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $0, $0 and $40, respectively)                         20,498              20,117              18,950
  Less - Royalty bearing and other grants                                  2,882               3,477               4,083
                                                                    ------------        ------------        ------------
  Research and development, net                                           17,616              16,640              14,867
                                                                    ------------        ------------        ------------
  Selling and marketing (excluding non-cash compensation of
    $6, $17 and $109, respectively)                                        4,892               5,765               6,566
  General and administrative (excluding non-cash compensation
    of $0, $0 and $21, respectively)                                       1,985               2,254               2,471
  Non-cash compensation                                                        -                  17                 206
                                                                    ------------        ------------        ------------
      Total operating expenses                                            24,493              24,676              24,110
                                                                    ============        ============        ============

   OPERATING LOSS                                                        (17,524)            (17,477)            (14,283)

Financial income, net                                                      1,304               1,189               1,352
                                                                    ------------        ------------        ------------

   NET LOSS                                                         $    (16,220)       $    (16,288)       $    (12,931)
                                                                    ============        ============        ============

Loss per ordinary share:
  Basic                                                             $      (0.83)       $      (0.84)       $      (0.68)
                                                                    ============        ============        ============
  Diluted                                                           $      (0.83)       $      (0.84)       $      (0.68)
                                                                    ============        ============        ============

Shares used in computing loss per ordinary share:
  Basic                                                               19,625,316          19,350,625          19,140,706
                                                                    ============        ============        ============
  Diluted                                                             19,625,316          19,350,625          19,140,706
                                                                    ============        ============        ============

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                                       ACCUMULATED
                                                    NUMBER OF       NUMBER OF                       ADDITIONAL        DEFERRED          TREASURY          OTHER                            TOTAL
                                                   OUTSTANDING      TREASURY         SHARE           PAID-IN         STOCK-BASED         STOCK         COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE
                                                      SHARES         SHARES         CAPITAL          CAPITAL         COMPENSATION      (AT COST)       INCOME (LOSS)      DEFICIT       INCOME (LOSS)        TOTAL
                                                    ----------       -------       ----------       ----------        ----------        --------       ----------        ---------       ----------        ----------

 BALANCE AT
    DECEMBER 31, 2003                               19,855,317       898,500              596          129,005              (209)         (9,885)             268          (47,474)                            72,301

 Changes during 2004:
 Exercise of employee options and shares               309,431             -                7            1,094                 -               -                -                -                -             1,101
 Exercise of consultant options                         10,000             -                -               18                 -               -                -                -                -                18
 Deferred stock-based compensation related to
   stock option grants to consultants                        -             -                -               17               (17)              -                -                -                -                 -
 Amortization of deferred stock-based
    compensation                                             -             -                -                -               206               -                -                -                -               206
 Other comprehensive income:
   Unrealized loss on marketable securities                  -             -                -                -                 -               -             (405)               -             (405)             (405)
Loss for the year                                            -             -                -                -                 -               -                -          (12,931)         (12,931)          (12,931)
                                                    ----------       -------       ----------       ----------        ----------        --------       ----------        ---------       ----------        ----------
Total comprehensive loss                                                                                                                                                                 $  (13,336)
                                                                                                                                                                                         ==========

 BALANCE AT
    DECEMBER 31, 2004                               20,174,748       898,500       $      603       $  130,134        $      (20)       $ (9,885)      $     (137)       $ (60,405)                        $   60,290

 Changes during 2005:
 Exercise of employee options                          183,625             -                4              673                 -               -                -                -                                677
 Deferred stock-based compensation related to
   stock option grants to consultants                        -             -                -                3                (3)              -                -                -                -                 -
 Amortization of deferred stock-based
    Compensation                                             -             -                -                -                17               -                -                -                -                17
 Other comprehensive income:
   Unrealized loss on marketable securities                  -             -                -                -                 -               -              (91)               -              (91)              (91)
Loss for the year                                            -             -                -                -                 -               -                -          (16,288)         (16,288)          (16,288)
                                                    ----------       -------       ----------       ----------        ----------        --------       ----------        ---------       ----------        ----------
Total comprehensive loss                                                                                                                                                                 $  (16,379)
                                                                                                                                                                                         ==========

                                                    20,358,373       898,500       $      607       $  130,810        $       (6)       $ (9,885)      $     (228)       $ (76,693)                        $   44,605
                                                    ==========       =======       ==========       ==========        ==========        ========       ==========        =========                         ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                                  METALINK LTD.

   STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                                ACCUMULATED
                                                     NUMBER OF      NUMBER OF                      ADDITIONAL       DEFERRED     TREASURY           OTHER                              TOTAL
                                                   OUTSTANDING      TREASURY         SHARE           PAID-IN       STOCK-BASED    STOCK         COMPREHENSIVE      ACCUMULATED      COMPREHENSIVE
                                                      SHARES         SHARES         CAPITAL          CAPITAL      COMPENSATION   (AT COST)       INCOME (LOSS)       DEFICIT         INCOME (LOSS)      TOTAL
                                                    ----------       -------       ----------       ----------       ------       --------        ----------        ----------        ---------       ----------

 BALANCE AT
    DECEMBER 31, 2005                               20,358,373       898,500       $      607       $  130,810       $   (6)      $ (9,885)       $     (228)       $  (76,693)                       $   44,605

 Changes during 2006:
 Exercise of employee options                          295,453             -                7            2,309            -              -                 -                 -                             2,316
 Deferred stock-based compensation related to
   stock option grants to consultants                        -             -                -                -            -              -                 -                 -                -                -
 Amortization of deferred stock-based
    Compensation                                             -             -                -                -            6              -                 -                 -                -                6
 Other comprehensive income:
   Unrealized gain on marketable securities                  -             -                -                -            -              -               176                 -              176              176
Loss for the year                                            -             -                -                -            -              -                 -           (16,220)         (16,220)         (16,220)
                                                    ----------       -------       ----------       ----------       ------       --------        ----------        ----------        ---------       ----------
Total comprehensive loss                                                                                                                                                              $ (16,044)
                                                                                                                                                                                      =========
 BALANCE AT
    DECEMBER 31, 2006                               20,653,826       898,500       $      614       $  133,119       $    -       $ (9,885)       $      (52)       $  (92,913)                       $   30,883
                                                    ==========       =======       ==========       ==========       ======       ========        ==========        ==========                        ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                         ----------------------------------------
                                                                                         2 0 0 6         2 0 0 5         2 0 0 4
                                                                                         --------        --------        --------
                                                                                                     (IN THOUSANDS)
                                                                                         ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                 $(16,220)       $(16,288)       $(12,931)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                                   7,154           4,339           1,359
                                                                                         --------        --------        --------
NET CASH USED IN OPERATING ACTIVITIES                                                      (9,066)        (11,949)        (11,572)
                                                                                         --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                       (34,492)        (14,648)        (16,218)
Proceeds from maturity and sales of marketable debt securities and certificates of
  deposits                                                                                 41,366          22,091          24,189
Purchase of property and equipment                                                         (1,245)         (1,276)         (1,504)
                                                                                         --------        --------        --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                   5,629           6,167           6,467
                                                                                         --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                               1,078             677           1,119
                                                                                         --------        --------        --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                   1,078             677           1,119
                                                                                         ========        ========        ========

Increase (decrease)  in cash and cash equivalents                                          (2,359)         (5,105)         (3,986)
Cash and cash equivalents at beginning of year                                              7,134          12,239          16,225
                                                                                         --------        --------        --------
Cash and cash equivalents at end of year                                                 $  4,775        $  7,134        $ 12,239
                                                                                         ========        ========        ========

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31,
                                                               ------------------------------------
                                                               2 0 0 6       2 0 0 5        2 0 0 4
                                                               -------       -------        -------
                                                                         (IN THOUSANDS)
                                                               ------------------------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                                $ 1,591       $ 2,004        $ 2,020
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                               176           577            786
  Increase in accrued severance pay, net                           165             6            117
  Amortization of deferred stock-based compensation              1,244            17            206
  Capital loss                                                       -           155              -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                        855         1,348           (976)
  Other receivables and prepaid expenses                         1,207           797         (1,449)
  Inventories                                                    1,079           611           (427)
Increase (decrease) in liabilities:
  Trade accounts payable                                           641          (684)           672
  Other payables and accrued expenses                              196          (492)           410
                                                               -------       -------        -------

                                                               $ 7,154       $ 4,339        $ 1,359
                                                               =======       =======        =======

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with U.S.
     generally accepted accounting principles.

     A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

          The reporting currency of the Company is the U.S. dollar ("dollar" or
          "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

          Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard
          ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

     C.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

                                     F - 9

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     D.   CASH EQUIVALENTS

          Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

     E.   MARKETABLE DEBT SECURITIES

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in
          Debt and Equity Securities" ("SFAS 115").

          Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.
          Held-to-maturity securities include debt securities for which the
          Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

          As of December 31, 2006 and 2005 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders'
          equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts has been made on the specific identification basis.

     G.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products
          - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

     H.   PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

          Computers and equipment                                  3-7 years
          Furniture and fixtures                                  10-15 years

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

                                     F - 10

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     H.   PROPERTY AND EQUIPMENT (Cont.)

          The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

     I.   REVENUE RECOGNITION

          The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     J.   RESEARCH AND DEVELOPMENT EXPENSES

          Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

     K.   DEFERRED INCOME TAXES

          Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for
          Income Taxes" ("SFAS 109").

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 355,708,
          286,913 and 753,515 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2006, 2005 and
          2004, respectively due to the anti-dilutive effect.

                                     F - 11

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          In January 2006, the Company initially adopted SFAS No. 123(R),
          "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December
          31, 2006 includes $1,238 of compensation expenses related to the
          Company's share-based compensation awards. Until the initial adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles
          Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB
          25") and in accordance with FASB Interpretation No. 44 ("FIN 44").
          Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded.
          Deferred compensation is amortized to compensation expense over the vesting period of the options.

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005 and 2004 in accordance with the provisions of SFAS No. 123
          ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based
          Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:

                                            2 0 0 5         2 0 0 4
                                           --------        --------
                                                 (IN THOUSANDS)
                                           ------------------------

PRO FORMA NET LOSS
Net loss for the year, as reported         $(16,288)       $(12,931)
Deduct - stock-based compensation
 determined under APB 25                          -              79
Add - stock-based compensation
 determined under SFAS 123                   (2,000)         (3,013)
                                           --------        --------
Pro forma net loss                         $(18,288)       $(15,865)
                                           ========        ========

BASIC AND DILUTED NET LOSS PER SHARE
As reported                                $  (0.84)       $  (0.68)
                                           ========        ========
Pro forma                                  $  (0.95)       $  (0.83)
                                           ========        ========

                                     F - 12

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (CONT.)

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in 2006 and SFAS 123 in 2005 and 2004, the Company utilized the
          Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2006, 2005 and 2004 (all in weighted averages):

                                                 2 0 0 6           2 0 0 5            2 0 0 4
                                                 -------           -------            -------

          Risk-free interest rate                 4.69%             4.33%             3.33%
          Expected life (in years)                2.95              3.25                5
          Expected volatility                      42%               48%               51%
          Expected dividend yield                 none              none              none

          Upon adoption of SFAS No. 123(R) the Company started to utilize the simplified method, prescribed in Staff Accounting Bulletin ("SAB") 107 of the U.S. Securities and Exchange Commission (SEC), to determine the expected life used in fair valuation of newly granted awards. The calculation of awards' fair value prior to the adoption of FASB 123R was not changed.

                                     F - 13

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     N.   CONCENTRATIONS OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

          (i)  As of December 31, 2006 and 2005, the Company had cash and cash equivalents, short-term and long-term investments totaling
               $28,612 and $37,865, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds and U.S. quasi-governmental
               agencies. Accordingly, limited credit risk exists with respect to this item.

          (ii) Most of the Company's revenues are generated in Asia, Europe and
               North America from a small number of customers (see Note 11). The
               Company generally does not require security from its customers.
               The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2006 and 2005 no amounts for doubtful accounts were required.

     O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

          Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the
          Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

     P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

                                     F - 14

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     Q.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     R.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company is currently evaluating the impact of FIN 48 but do not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

          In September 2006, the FASB issued Statement of Financial Accounting
          Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after
          November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

          In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an
          Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for
          Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates.

          A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings)
          at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB
          No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

                                     F - 15

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                            DECEMBER 31,
                                       ---------------------
                                       2 0 0 6       2 0 0 5
                                       -------       -------
                                          (IN THOUSANDS)
                                       ---------------------

Corporate bonds                        $10,126       $11,009
U.S. quasi-governmental agencies         3,030         5,577
Certificates of deposit                  5,161         3,556
                                       -------       -------
                                       $18,317       $20,142
                                       =======       =======

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                            DECEMBER 31,
                                       ---------------------
                                       2 0 0 6       2 0 0 5
                                       -------       -------
                                          (IN THOUSANDS)
                                       ---------------------

Auction Rate Securities (ARS)          $ 4,025       $ 4,375
U.S. quasi-governmental agencies             -         2,972
Certificates of deposit                      -         2,197
Corporate bonds                          1,495         1,045
                                       -------       -------
                                       $ 5,520       $10,589
                                       =======       =======

          As of December 31, 2006 the aggregate maturities of marketable debt securities and deposits are as follows:

          YEAR                   (IN THOUSANDS)
          ----                   --------------
          2007 - 2008                3,620
          ARS                        1,900

          As of December 31, 2006 and 2005, all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                     F - 16

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 - INVENTORIES

     Comprised as follows:

                                       DECEMBER 31,
                                   -------------------
                                   2 0 0 6      2 0 0 5
                                   ------       ------
                                     (IN THOUSANDS)
                                   -------------------

Raw materials and components       $  994       $2,826
Work-in-process                       201           65
Finished products                   1,976        1,359
                                   ------       ------
                                   $3,171       $4,250
                                   ======       ======

     The balances are net of write-downs of $1,624 and $863 as of December 31,
     2006 and 2005, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                      DECEMBER 31,
                                                 ---------------------
                                                 2 0 0 6       2 0 0 5
                                                 -------       -------
                                                     (IN THOUSANDS)
                                                 ---------------------

Cost:
 Computers and equipment                         $12,177       $10,990
 Furniture and fixtures                              596           583
 Leasehold improvements                            1,336         1,291
                                                 -------       -------
                                                 $14,109       $12,864
                                                 =======       =======
Accumulated depreciation and amortization:
 Computers and equipment                         $ 9,708       $ 8,321
 Furniture and fixtures                              224           184
 Leasehold improvements                              660           496
                                                 -------       -------
                                                 $10,592       $ 9,001
                                                 =======       =======
Property and equipment, net                      $ 3,517       $ 3,863
                                                 =======       =======

                                     F - 17

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 - ACCRUED SEVERANCE PAY, NET

     The Company's liability for severance pay is calculated in accordance with
     Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to
     November 2006 the Company adopted the provisions of Section No.14 of the
     Severance Compensation Act, 1963 ("Section 14"). Section 14 allows the
     Company to make deposits in the severance pay fund according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     The severance pay expenses for the years ended December 31, 2006, 2005 and
     2004 were $768, $817 and $768, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i)  The Company is committed to pay royalties to the Government of
               Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at
               LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5%
               thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2006 was $22,670.

               The research and development grants are presented in the
               statements of operations as an offset to research and development expenses.

               The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

               Royalty expenses to the Government of Israel for the years ended
               December 31, 2006, 2005 and 2004 were $436, $392 and $648, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to
               incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2006,
               2005 and 2004 were $197, $254 and $371, respectively.

                                     F - 18

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS

          (i)  The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In
               addition, the premises of the subsidiary in the United States is rented under an operating lease agreement expiring in October
               2007.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2006, are as follows:

               YEAR                                                    $
               ----                                                   ---

               2007                                                   987
               2008                                                   987
               2009                                                   987
               2010 and thereafter                                    741

               The Company arranged for a bank guarantee in favor of the lessor of the premises in Israel in the amount of $201.

               Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were $905, $1,121 and $1,044, respectively.

     B.   LEASE COMMITMENTS (Cont.)

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2009. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $186 as of December 31, 2006. Lease expenses for the years ended December 31, 2006, 2005 and 2004, were $1,066, $1,019 and $948, respectively.

                                     F - 19

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     C.   LEGAL CLAIM

          In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the
          Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the
          Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, the
          Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

          In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.

          The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the Court to appoint an arbitrator. The Company filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The foregoing proceedings, which were consolidated into one case, have been completed. The Court resolved in June 2006, to dismiss either the Company's or the former employee's claims as discussed in this paragraph herein. Furthermore in August 2006, the Court ordered the Company and the former employee to appoint additional arbitrator who will adjudicate the second phase of the arbitration together with the current arbitrator.

          In March 2007, the Court appointed arbitrators to perform the arbitration process, and the former employee filed a motion to the arbitrators to set the arbitration meetings.

          The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the
          Company will necessarily prevail, due to the inherent uncertainties in litigation.

                                     F - 20

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL

     A.   In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the
          Over-the-counter market and are listed on the NASDAQ National Market.

          In March 2000, the Company completed a second public offering in the
          United States and issued 1,500,000 ordinary shares for net proceeds of
          $62,702.

          Since December 2000, the shares of the Company are also traded on the
          Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of
          Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31,
          2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. Through December
          31, 2006 no shares were purchased.

     B.   EMPLOYEE STOCK PURCHASE PLAN

          During 2000, the Board of Directors approved an Employee Stock
          Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing
          2001 equal to the lesser of 140,000 shares or 3/4% of the outstanding shares on such date or a lesser amount determined by the Board of
          Directors.

          Any employee of the Company is eligible to participate in the ESPP.
          Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding
          $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31,
          2010, unless terminated earlier by the Board of Directors. As of
          December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

          In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

     C.   STOCK OPTIONS

          (i)  Under the Company's six Stock Option Plans (the "Plans"), up to
               8,042,433 options approved to be granted to employees and
               directors of the Company or its subsidiary.

          (ii) Pursuant to the Plans, as of December 31, 2006, an aggregate of
               2,264,183 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted in 2005, and in 2006 expire after 4 years.

                                     F - 21

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of
          December 31, 2006, 2005 and 2004 and changes during the years then ended are as follows:

                                    DECEMBER 31, 2006             DECEMBER 31, 2005              DECEMBER 31, 2004
                                  -----------------------       -----------------------       -----------------------
                                                  WEIGHTED                     WEIGHTED                      WEIGHTED
                                                  AVERAGE                      AVERAGE                       AVERAGE
                                                  EXERCISE                     EXERCISE                      EXERCISE
                                    SHARES         PRICE          SHARES         PRICE         SHARES          PRICE
                                  ----------       ------       ----------       ------       ----------       ------

Options outstanding at
   beginning of year               4,128,676        $5.86        3,316,703        $6.54        3,144,079        $6.63
Granted during year                  440,200         5.50        1,795,493         4.74          688,855         5.03
Forfeited during year               (537,244)        6.28         (799,895)        6.67         (264,167)        6.63
Exercised during year               (270,003)        3.68         (183,625)        3.58         (252,064)        3.45
                                  ----------                    ----------                    ----------

Outstanding at end of year         3,761,629         4.46        4,128,676         5.86        3,316,703         6.54
                                  ==========                    ==========                    ==========

Options exercisable at end
   of year                         2,319,364         6.50        2,261,666         6.74        2,443,491        $6.91
                                  ==========                    ==========                    ==========

Weighted average fair
   value of options granted
   during year                    $     1.87                    $     1.79                    $     2.41
                                  ==========                    ==========                    ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2006:

                                    OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                        ----------------------------------------          -------------------------
                                        WEIGHTED
                         NUMBER          AVERAGE         WEIGHTED           NUMBER          WEIGHTED
                      OUTSTANDING AT    REMAINING        AVERAGE        EXERCISABLE AT      AVERAGE
                       DECEMBER 31,     CONTRACTUAL      EXERCISE         DECEMBER 31,      EXERCISE
EXERCISE PRICE            2006        LIFE (IN YEARS)     PRICE              2006            PRICE
--------------          ---------          -----          ------          ---------          ------

$ 0.00 - 2.66             206,953          13.94          $ 1.00            206,953          $ 1.00
$ 2.76 - 3.28              72,700           5.14            3.08             71,100            3.08
$ 3.39 - 4.00             307,780           1.77            3.91            301,938            3.92
$ 4.04 - 5.00           1,827,970           4.08            4.66            803,247            4.57
$ 5.04 - 7.00             586,150           4.68            5.80            176,050            6.38
$ 7.01 - 8.95             288,042           3.35            7.73            288,042            7.73
$ 9.00 - 22.06            472,034           3.78           13.64            472,034           13.64
                        ---------                                         ---------
                        3,761,629           4.46            5.91          2,319,364            6.50
                        =========                                         =========

                                     F - 22

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2006, 231,200 options have been granted (6,000 in 2006, 1,000 in 2005 and 9,460 in 2004) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF
          96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of
          2.6%-6.50%; volatility rate of 47%- 109%; dividend yields of 0% and an expected life of one to five years.

          Compensation expenses of $6, $17 and $127 were recognized for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 9 - TAXES ON INCOME

     A.   TAXATION UNDER VARIOUS LAWS

          (i)  The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary
               Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

          (ii) "Approved Enterprise"

               The production facilities of the Company have been granted
               "Approved Enterprise" status in two separate programs under the
               Law for the Encouragement of Capital Investments, 1959, as
               amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from
               commencement of production or fourteen years from the date of the approval. As of December 31, 2006, the period of benefits had not yet commenced.

               Income derived from sources other than the "Approved Enterprise"
               is taxable at the ordinary corporate tax rate of 31% in 2006
               (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (29% in 2007, 27% in 2008 and
               26% in 2009).

               In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the
               Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                     F - 23

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS

                                YEAR ENDED DECEMBER 31,
                      ----------------------------------------
                       2 0 0 6         2 0 0 5         2 0 0 4
                      --------        --------        --------
                                   (IN THOUSANDS)
                      ----------------------------------------

Israeli company       $(16,310)       $(16,451)       $(12,454)
U.S. subsidiary             90             163            (477)
                      --------        --------        --------
                      $(16,220)       $(16,288)       $(12,931)
                      ========        ========        ========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in
          Israel and the effective income tax rate:

                                                         YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                2 0 0 6          2 0 0 5          2 0 0 4
                                               --------         --------         --------
                                                              (IN THOUSANDS)
                                               ------------------------------------------

Net loss as reported in the
   consolidated statements of operations       $(16,220)        $(16,288)        $(12,931)
Statutory tax rate                                   31%              34%              35%
Income Tax under statutory tax rate            $ (5,028)        $ (5,538)        $ (4,526)

 Tax benefit arising from the Approved
   Enterprise                                     4,160            4,771            3,736
Increase in valuation allowance                   1,401              453              896
Permanent differences, net                         (533)             314             (106)
                                               --------         --------         --------

Actual income tax                              $      -         $      -         $      -
                                               ========         ========         ========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                      DECEMBER 31,
                                                                  -------------------
                                                                  2 0 0 6      2 0 0 5
                                                                  ------       ------
                                                                    (IN THOUSANDS)
                                                                  -------------------

Net operating loss carry forwards in Israel                       $5,092       $3,758
Net operating loss carry forwards of non-Israeli subsidiary        1,378        1,305
Other allowances                                                     845          851
                                                                  ------       ------
       Total gross deferred tax assets                             7,315        5,914
Less - Valuation allowance                                         7,315        5,914
                                                                  ------       ------
       Total deferred tax asset                                   $    -       $    -
                                                                  ======       ======

                                     F - 24

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     D.   DEFERRED TAXES (Cont.)

          Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

          Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

          Tax loss carryforwards of the Company totaling $101,842 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,744 expire between 2017 and 2021.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                                DECEMBER 31,
                                                                            -------------------
                                                                            2 0 0 6      2 0 0 5
                                                                            ------       ------
                                                                               (IN THOUSANDS)
                                                                            -------------------

 Research and development participation from the Government of Israel       $  187       $  857
Interest receivable on long- term investments                                   15           80
 Loan to former employee (*)                                                   132          132
 Others                                                                         88          429
                                                                            ------       ------
                                                                            $  422       $1,498
                                                                            ======       ======

     (*)  Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee.
          The loan is secured by a pledge of shares of the Company. For further details see Note 7C.

                                     F - 25

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                                DECEMBER 31,
                                            -------------------
                                            2 0 0 6      2 0 0 5
                                            ------       ------
                                              (IN THOUSANDS)
                                            -------------------

Payroll and related amounts                 $2,352       $2,298
Accrued expenses                               930        1,294
Royalties to the Government of Israel          237          241
Others                                         539           29
                                            ------       ------
                                            $4,058       $3,862
                                            ======       ======

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A.   GEOGRAPHIC INFORMATION

          The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                       YEAR ENDED DECEMBER 31,
                                                -----------------------------------
                                                2 0 0 6       2 0 0 5       2 0 0 4
                                                -------       -------       -------
                                                          (IN THOUSANDS)
                                                -----------------------------------

REVENUES:
Korea                                           $ 4,070       $ 2,351       $ 6,348
Malaysia                                              -         2,200           330
Israel                                            2,185         2,021         2,520
Taiwan                                                -         1,762           920
United States                                     1,517         1,049         4,034
Mexico                                                -             -            37
Other foreign countries (mainly European)         6,704         5,146         7,923
                                                -------       -------       -------
                                                $14,476       $14,529       $22,112
                                                =======       =======       =======

                                   DECEMBER 31,
                         --------------------------------
                         2 0 0 6      2 0 0 5      2 0 0 4
                         ------       ------       ------
                                   (IN THOUSANDS)
                         --------------------------------

LONG-LIVED ASSETS:
Israel                   $3,203       $3,404       $4,247
United States               314          459          499
                         ------       ------       ------
                         $3,517       $3,863       $4,746
                         ======       ======       ======

                                     F - 26

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B.   SALES TO MAJOR CUSTOMERS

          The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                                 YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                       2 0 0 6           2 0 0 5          2 0 0 4
                                       -------           -------          -------

Customer A                               (*)              16%              (*)
Customer B                               13%              15%              (*)
Customer C                               14%              13%              10%
Customer D                               13%              12%              23%
Customer E                               12%              (*)              12%

          (*)  Less than 10%.

     C.   COST OF REVENUES:

                                                       YEAR ENDED DECEMBER 31,
                                              ------------------------------------
                                              2 0 0 6        2 0 0 5       2 0 0 4
                                              -------        -------       -------
                                                          (IN THOUSANDS)
                                              ------------------------------------

Materials and production expenses             $ 6,906        $ 4,209       $ 9,464
 Salaries, wages and  employee benefits           294            324           329
Depreciation and amortization                     176            563           468
Other manufacturing costs                         448            388           529
                                              -------        -------       -------
                                                7,824          5,484        10,790
Decrease (increase) in finished
   products and work-in-process                  (753)         1,454           847
                                              -------        -------       -------
                                                7,071          6,938        11,637
Royalties to the Government of Israel             436            392           648
                                              -------        -------       -------
                                              $ 7,507        $ 7,330       $12,285
                                              =======        =======       =======

NOTE 12 - RELATED PARTIES

     Payroll and related amounts to related parties in 2006, 2005 and 2004 were
     $246, $244 and $151, respectively.

                                     F - 27